Exhibit 99.1

ELBIT IMAGING NEGOTIATING POSSIBLE DEBT RESTRUCTURING

Tel Aviv, Israel, February [18], 2013, Elbit Imaging Ltd. (“Elbit” or the “Company”) (TASE, NASDAQ: EMITF) announced today, that it is in negotiations with two of its major note-holders (the “Major Noteholders”) and Europe Israel (MMS) Ltd (“Europe Israel”), the Company’s majority shareholder, with respect to a possible restructuring of the debt of the Company in order to strengthen the Company's financial condition. The terms of a possible restructuring have not yet been agreed to among all the relevant parties, but the currently agreed upon framework of the restructuring includes the following principles: (i) the unsecured debt of the Company would be converted into ordinary shares, in its entirety, (ii) the secured debt of the Company would not be impaired and would continue to be paid in accordance with its terms, (iii) the restructuring may include a cash buy-out of a portion of the notes by the Major Noteholders for the benefit of note holders who may prefer not to convert their notes into shares, (iv) Mr. Zisser would continue to devote substantially all of his business time and effort to the business of the Company and serve as the Company's Chief Executive Officer, on terms to be agreed upon, including the issuance to Europe Israel of warrants to purchase ordinary shares of the Company, at an exercise price which will be determined in correlation with the recovery value of the unsecured debt holders of the Company.

Any restructuring would require the execution of definitive agreements, and be subject to several conditions precedent including the approval of the Tel Aviv District Court pursuant to Sections 350-351 of the Israeli Companies Law, the approval by the requisite majority of the creditors of the Company, any required approvals by the shareholders of the Company, approvals and consents of various third parties, and any other approvals required by law.

To the extent that an agreement in principle is reached, it will be announced by the Company. The Company does not intend to respond to press reports that may be published from time to time about the ongoing discussions about a possible restructuring of the Company.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activity - venture capital investments.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the risk that a agreement relating to a possible restructuring of the Company will not be reached, that any proposed restructuring will not be approved by all the applicable stakeholders of the Company, the Court or others, that challenges by third parties or other events outside the control of the Company could delay the negotiations or the implementation of the restructuring and result in the termination thereof, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2011, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054